SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30125; File No. 812-13878]

Gladstone Capital Corporation, <u>et al.</u>; Notice of Application

June 29, 2012

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of application for an order under sections 17(d), 57(a)(4) and 57(i) of the

Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint

transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the

Act.

<u>Summary of Application</u>: Applicants request an order to permit the Investors (as defined below) to

co-invest in portfolio companies with each other and with an affiliated investment fund.

<u>Applicants</u>: Gladstone Capital Corporation ("GLAD"), Gladstone Investment Corporation

("GAIN"), Gladstone Lending Corporation ("Lending," and collectively with GLAD and GAIN, the

"Funds"), Gladstone Partners Fund, LP ("Partners"), and Gladstone Management Corporation

("GMC").

<u>Filing Dates</u>: The application was filed on March 10, 2011, and amended on December 21, 2011,

April 19, 2012, and June 29, 2012.

<u>Hearing or Notification of Hearing</u>: An order granting the requested relief will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on July 25, 2012, and should

be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a

certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request

notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F St., NE, Washington, DC

20549-1090. Applicants: 1521 Westbranch Dr., Suite 200, McLean, VA 22102.

For Further Information Contact: Marilyn Mann, Special Counsel, at (202) 551-6813 or Mary Kay

Frech, Branch Chief, at (202) 551-6821 (Office of Investment Company Regulation, Division of

Investment Management).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or for

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling

(202) 551-8090.

Applicants' Representations:

1.   GLAD and GAIN are closed-end management investment companies that have

elected to be regulated as business development companies ("BDCs") under the Act. Lending is a

closed-end management investment company that has filed a notice of intent to elect to be regulated

as a BDC pursuant to section 6(f) of the Act. Lending was organized on December 7, 2009, but has

not yet commenced operations. A majority of the directors of each of the Funds is or will be

persons who are not "interested persons" as defined in section 2(a)(19) of the Act ("Non-Interested

Directors").

2.   GMC is registered as an investment adviser under the Investment Advisers Act of

1940 (the "Advisers Act") and serves as the investment adviser to each Fund. From time to time

GMC, or an entity controlling, controlled by, or under common control with GMC, may serve as

investment adviser or subadviser to other BDCs or registered closed-end management investment companies (each, a "Closed-End Fund," and together with the Funds, the "Investors"). Companies

subadvised by GMC or an entity controlling, controlled by, or under common control with GMC are

included in the term "Closed-End Fund" only if the subadviser controls the Closed-End Fund.

3.	GLAD's Objectives and Strategies are to achieve a high level of current income by

investing in certain debt securities issued by private businesses that are family-owned businesses or

substantially owned by leveraged buyout funds or individual investors.[1] GAIN's Objectives and

Strategies are to achieve a high level of current income and capital gains by investing in debt and

equity securities of private businesses. Lending's proposed Objectives and Strategies are to

generate current income and, to a lesser extent, long-term capital appreciation through investing in

syndicated and non-syndicated debt investments of small to mid-sized corporations that are

typically larger companies than those in which GLAD or GAIN invest, but which may from time to

time be similar to the types of investments in which GLAD and GAIN invest.

4.	Partners is a limited partnership organized under Delaware law and is excluded from

the definition of investment company by section 3(c)(1) of the Act. Partners' investment objective

is similar to GLAD's Objectives and Strategies. GMC is the general partner of Partners and serves

as its investment adviser.

5.	Applicants seek an order ("Order") under sections 17(d), 57(a)(4), and 57(i) of the

Act and rule 17d-1 under the Act to permit two or more of the Investors and Partners to (a) co-

invest with each other in securities issued by issuers in private placement transactions[2] in which

GMC negotiates terms in addition to price; and (b) make additional investments in securities of such

---

[1]	"Objectives and Strategies" means the investment objectives and strategies of an Investor, as
	described in the Investor's registration statement on Form N-2, other filings the Investor has made
	with the Commission under the Securities Act of 1933 ("Securities Act"), or under the Securities
	Exchange Act of 1934, and the Investor's reports to shareholders.

[2]	The term "private placement transactions" means transactions in which the offer and sale of
	securities by the issuer are exempt from registration under the Securities Act.

issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (such additional investments, "Follow-On Investments").[3] "Co-Investment Transaction" means any transaction in which an Investor participated together with Partners and/or one or more other Investors in reliance on the Order. "Potential Co-Investment Transaction" means any investment opportunity in which an Investor could not participate together with Partners and/or one or more other Investors without obtaining and relying on the Order. The Order would supersede a previous co-investment order issued to GLAD, GAIN, Partners, Gladstone General Partner, LLC, and GMC.[4]

6.   When considering Potential Co-Investment Transactions for any Investor, GMC will consider only the Objectives and Strategies, investment policies, investment positions, capital available for investment, and other pertinent factors applicable to that Investor. Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), GMC will present each Potential Co-Investment Transaction and the proposed allocation to the directors eligible to vote under section 57(o) of the Act ("Eligible Directors"), and the "required majority," as defined in section 57(o) of the Act ("Required Majority") will approve each Co-Investment Transaction prior to any investment by the participating Investor.

7.   With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, an Investor may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed

---

[3]   All existing entities that currently intend to rely upon the Order have been named as applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the application.

[4]   Gladstone Capital, Investment Company Act Release Nos. 27120 (Oct. 25, 2005) (notice) and 27150 (Nov. 22, 2005) (order).

participation of each Investor and Partners in such disposition is proportionate to its outstanding

investments in the issuer immediately preceding the disposition or Follow-On Investment, as the

case may be; and (ii) the board of directors of the Investor has approved that Investor's participation

in pro rata dispositions and Follow-On Investments as being in the best interests of the Investor. If

the board does not so approve, any such disposition or Follow-On Investment will be submitted to

the Investor's Eligible Directors. The board of any Investor may at any time rescind, suspend or

qualify its approval of pro rata dispositions and Follow-On Investments with the result that all

dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

        8.   Applicants state that no Non-Interested Director of an Investor will have a financial

interest in any Co-Investment Transaction, other than through share ownership in one of the

Investors.

Applicants' Legal Analysis:

        1.   Section 57(a)(4) of the Act prohibits certain affiliated persons of a BDC from

participating in joint transactions with the BDC in contravention of rules as prescribed by the

Commission. Under section 57(b)(2) of the Act, any person who is directly or indirectly

controlling, controlled by, or under common control with a BDC is subject to section 57(a)(4).

Applicants submit that each of the Investors and Partners could be deemed to be a person related to

each Investor in a manner described by section 57(b) by virtue of being under common control with

the Investor. Section 57(i) of the Act provides that, until the Commission prescribes rules under

section 57(a)(4), the Commission's rules under section 17(d) of the Act applicable to registered

closed-end investment companies will be deemed to apply to transactions subject to section

57(a)(4). Because the Commission has not adopted any rules under section 57(a)(4), rule 17d-1 also applies to joint transactions with Investors that are BDCs. Section 17(d) of the Act and rule 17d-1 under the Act are applicable to Investors that are registered closed-end investment companies.

2.　　　Section 17(d) of the Act and rule 17d-1 under the Act prohibit affiliated persons of a registered investment company from participating in joint transactions with the company unless the Commission has granted an order permitting such transactions. In passing upon applications under rule 17d-1, the Commission considers whether the company's participation in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

3.　　　Applicants state that in the absence of the requested relief, the Investors would be, in some circumstances, limited in their ability to participate in attractive and appropriate investment opportunities. Applicants believe that the proposed terms and conditions will ensure that the Co-Investment Transactions are consistent with the protection of each Investor's shareholders and with the purposes intended by the policies and provisions of the Act. Applicants state that the Investors' participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants.

Applicants' Conditions:

Applicants agree that the Order will be subject to the following conditions:

1.　　　Each time GMC considers a Potential Co-Investment Transaction for Partners or another Investor that falls within an Investor's then-current Objectives and Strategies, GMC will make an independent determination of the appropriateness of the investment for the Investor in light of the Investor's then-current circumstances.

2.   (a)   If GMC deems an Investor's participation in any Potential Co-Investment Transaction to be appropriate for the Investor, it will then determine an appropriate level of investment for the Investor.

(b)   If the aggregate amount recommended by GMC to be invested in the Potential Co-investment Transaction by the Investors and Partners, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each party will be allocated among them pro rata based on each party's total assets, up to the amount proposed to be invested by each. GMC will provide the Eligible Directors of each participating Investor with information concerning each participating party's total assets to assist the Eligible Directors with their review of the Investor's investments for compliance with these allocation procedures.

(c)   After making the determinations required in conditions 1 and 2(a), GMC will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each Investor and Partners) to the Eligible Directors of each participating Investor for their consideration. An Investor will co-invest with another Investor or Partners only if, prior to participating in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)   the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Investor and its shareholders and do not involve overreaching in respect of the Investor or its shareholders on the part of any person concerned;

(ii)   the transaction is consistent with:

(A)   the interests of the shareholders of the Investor; and

(B)   the Investor's then-current Objectives and Strategies;

(iii)   the investment by other Investors or Partners would not disadvantage the

Investor, and participation by the Investor would not be on a basis different from or less

advantageous than that of other Investors or Partners; *provided that*, if any other Investor or

Partners, but not the Investor itself, gains the right to nominate a director for election to a

portfolio company's board of directors or the right to have a board observer or any similar

right to participate in the governance or management of the portfolio company, such event

will not be interpreted to prohibit the Required Majority from reaching the conclusions

required by this condition (2)(c)(iii), if:

(A)   the Eligible Directors will have the right to ratify the selection of such

director or board observer, if any;

(B)   GMC agrees to, and does, provide, periodic reports to the Investor's

board of directors with respect to the actions of the director or the information

received by the board observer or obtained through the exercise of any similar right

to participate in the governance or management of the portfolio company; and

(C)   any fees or other compensation that Partners or any Investor or any

affiliated person of Partners or any Investor receives in connection with the right of

Partners or the Investor to nominate a director or appoint a board observer or

otherwise to participate in the governance or management of the portfolio company

will be shared proportionately among Partners (who may, in turn, share its portion

with its affiliated persons) and the participating Investors in accordance with the

amount of each party's investment; and

(iv)   the proposed investment by the Investor will not benefit GMC, Partners or the other

Investors or any affiliated person of any of them (other than the parties to the Co-Investment

Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by section 17(e) or 57(k) of the Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3. Each Investor has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. GMC will present to the board of directors of each Investor, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Investors or Partners during the preceding quarter that fell within the Investor's then-current Objectives and Strategies that were not made available to the Investor, and an explanation of why the investment opportunities were not offered to the Investor. All information presented to the board of directors pursuant to this condition will be kept for the life of the Investor and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with condition 8, an Investor will not invest in reliance on the Order in any issuer in which another Investor or Partners or any affiliated person of such Investor or Partners is an existing investor.

6. An Investor will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Investor and Partners. The grant to Partners or another Investor, but not the Investor, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.   (a)   If Partners or any Investor elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, GMC will:

(i)   notify each Investor that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)   formulate a recommendation as to participation by each Investor in the disposition.

(b)   Each Investor will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to Partners and any other Investor.

(c)   An Investor may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Investor and Partners in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the board of directors of the Investor has approved as being in the best interests of the Investor the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this application); and (iii) the board of directors of the Investor is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, GMC will provide its written recommendation as to the Investor's participation to the Eligible Directors, and the Investor will participate in such disposition solely to the extent that a Required Majority determines that it is in the Investor's best interests.

(d)   Partners and each Investor will bear their own expenses in connection with any such disposition.

8.   (a)   If Partners or any Investor desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, GMC will:

(i)   notify each Investor that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)   formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Investor.

(b)   An Investor may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Investor and Partners in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the board of directors of the Investor has approved as being in the best interests of the Investor the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this application). In all other cases, GMC will provide its written recommendation as to the Investor's participation to the Eligible Directors, and the Investor will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Investor's best interests.

(c)   If, with respect to any Follow-On Investment:

(i)   the amount of the opportunity is not based on the Investors' and Partners' outstanding investments immediately preceding the Follow-On Investment; and

(ii)   the aggregate amount recommended by GMC to be invested by each Investor in the Follow-On Investment, together with the amount proposed to be invested by Partners in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each party's total assets, up to the amount proposed to be invested by each.

(d)   The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this application.

9.   The Non-Interested Directors of each Investor will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Investors or Partners that the Investor considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments that the Investor considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for the Investor of participating in new and existing Co-Investment Transactions.

10.   Each Investor will maintain the records required by section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Required Majority under section 57(f).

11.   No Non-Interested Director of an Investor will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act), of Partners.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by GMC under its investment advisory agreements with the Investors and Partners, be shared by the Investors and Partners in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

13.   Any transaction fee (including break-up or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k) of the Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Investors and Partners on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by GMC pending consummation of the transaction, the fee will be deposited into an account maintained by GMC at a bank or banks having the qualifications prescribed in section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Investors and Partners based on the amounts they invest in such Co-Investment Transaction. None of Partners, GMC or any affiliated person of the Investors will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Investors and Partners, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (b) in the case of GMC, investment advisory fees paid in accordance with the agreements between GMC and the Investors or Partners).

    For the Commission, by the Division of Investment Management, under delegated authority.

                                            Kevin M. O'Neill
                                            Deputy Secretary